Buffets Holdings, Inc.
                                 1460 Buffet Way
                             Eagan, Minnesota 55121
                                 (651) 994-8608


                                                     November 12, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                       Re:  Buffets Holdings, Inc.
                            Withdrawal of Registration Statement on Form S-1 File No. 333-118612 (the "Registration Statement")

Ladies and Gentlemen:

                  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Buffets Holdings, Inc. (the "Company"), hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, filed with the Securities and Exchange Commission (the "Commission") on August 27, 2004. Due to current market conditions for public offerings, the Company has determined not to effect its initial public offering of income deposit securities or the related public offering of senior subordinated notes. The Registration Statement was never declared effective and no securities have been issued or sold pursuant thereto.

                  The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use by the Company or any majority-owned subsidiary of the Company. Please provide the Company and its counsel with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

                  If you have any questions regarding the foregoing application for withdrawal, please contact me at (651) 365-2626 or John Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.


                                          Very truly yours,

                                          BUFFETS HOLDINGS, INC.


                                          By: /s/ R. Michael Andrews, Jr.
                                              ----------------------------------
                                              R. Michael Andrews, Jr.
                                              Executive Vice President and Chief
                                              Operating Officer



  cc:   John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP